

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

December 3, 2009

Raj-Mohinder S. Gurm
Chief Executive Officer, Chief Financial Officer
P2 Solar, Inc.
Unit 204, 13569 – 76 Avenue
Surrey, British Columbia, Canada, V3W 2W3

> **Re:   P2 Solar, Inc.**
> **Item 4.02 Form 8-K/A**
> **Filed November 30, 2009**
> **File No. 333-91190**

Dear Mr. Gurm:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3355.

                            Sincerely,


                            Terence O'Brien
                            Accounting Branch Chief